                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)

                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)

                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            -------------------------

                                    057097107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 520-2300
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

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     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
        $72,820,836.00                                        $7,792

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*    Estimated for purposes of calculating the amount of filing fee only.
     Transaction value derived by multiplying 6,068,403 (the maximum number of shares of common stock of subject company estimated to be acquired by
     Offeror) by $12.00 (the purchase price per share offered by Offeror).
**   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No.
     5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                           BZ Acquisition
                                                           Corp. and Steel
Amount Previously Paid:    $7,792            Filing Party: Partners II, L.P.
Form or Registration No.:  Schedule TO       Date Filed:   June 22, 2006

|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

      This  Amendment  No. 7  ("Amendment  No. 7") to Tender Offer  Statement on
Schedule TO (this "Schedule TO") amends and supplements the statement originally filed  on June  22,  2006  by  Steel  Partners  II,  L.P.,  a  Delaware  limited partnership ("Parent"),  and BZ Acquisition Corp. (the "Purchaser"),  a Delaware
corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all  outstanding  shares of common stock, par value $0.01 per share (the "Common  Stock"),  and the  associated  preferred stock  purchase  rights (the "Rights" and,  together with the Common Stock,  the
"Shares"),  of Bairnco Corporation,  a Delaware corporation (the "Company"),  at
$12.00 per Share, net to the seller in cash,  without  interest,  upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22,
2006 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii),  respectively
(which,  together  with any  amendments  or  supplements  thereto,  collectively constitute the "Offer").  The information set forth in the Offer to Purchase and the related  Letter of  Transmittal  is  incorporated  herein by reference  with respect to Items 1 through 9 and 11 of this Schedule TO.  Capitalized terms used but not  defined  herein  shall have the  meaning  assigned to such terms in the
Offer to Purchase.

      The Expiration  Date of the Offer has been extended to 5:00 P.M., New York
City  time,  on  Monday,  November  27,  2006.  All  references  in the Offer to
Purchase,  Letter of  Transmittal,  the Letter to Brokers,  Dealers,  Commercial
Banks, Trust Companies and Other Nominees,  and the Letter to Clients for use by
Brokers,  Dealers,  Commercial Banks, Trust Companies and Other Nominees, to the
Expiration Date as 5:00 P.M., New York City time, on Thursday, October 26, 2006, are hereby  amended and restated to refer to the  Expiration  Date as 5:00 P.M.,
New York City time, on Monday, November 27, 2006.

ITEM 10.    FINANCIAL STATEMENTS.

      Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

         On October 27, 2006,  Parent issued a press release  announcing that it has extended the Expiration Date of the Offer, as those terms are defined in the
Offer to Purchase,  to 5:00 P.M.,  New York City time,  on Monday,  November 27,
2006. As of the close of business on October 26, 2006,  2,175,378  Shares of the
Company  have been  tendered  in and not  withdrawn  from the  Offer.  The press release  issued by Parent  announcing  the  extension  of the Offer is  attached hereto as Exhibit (a)(5)(viii).

ITEM 12.    EXHIBITS.

     (a)(1)(i)      Offer to Purchase dated June 22, 2006.*

     (a)(1)(ii)     Form of Letter of Transmittal.*

     (a)(1)(iii)    Form of Notice of Guaranteed Delivery.*

     (a)(1)(iv)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.*

     (a)(1)(v)      Form of Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*

     (a)(1)(vi)     Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.*

     (a)(1)(vii)    Form of summary advertisement, dated June 22, 2006.*

     (a)(5)(i)      Text of press release issued by Parent, dated June 15,
                    2006.*

     (a)(5)(ii)     Text of press release issued by Parent, dated June 22,
                    2006.*

     (a)(5)(iii)    Text of press release issued by Parent, dated June 26,
                    2006.*

     (a)(5)(iv)     Text of press  release  issued  by  Parent,  dated  July 21,
                    2006.*

     (a)(5)(v)      Text of press  release  issued by Parent,  dated  August 10,
                    2006.*

     (a)(5)(vi)     Text of press release issued by Parent,  dated September 11,
                    2006.*

     (a)(5)(vii)    Text of press release issued by Parent,  dated September 29,
                    2006.*

     (a)(5)(viii)   Text of press  release  issued by Parent,  dated October 27,
                    2006.

     (b)            Not applicable.

     (c)            Not applicable.

     (d)            Joint Filing Agreement by and among Steel Partners II, L.P.,
                    Steel Partners, L.L.C. and Warren G. Lichtenstein dated
                    September 8, 2004.*

     (e)            Not applicable.

     (f)            Not applicable.

     (g)            Not applicable.

     (h)            Not applicable.

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* Previously filed

                                    SIGNATURE

      After due inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2006

                                         STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                         Name: Warren G. Lichtenstein
                                         Title: Managing Member

                                         BZ ACQUISITION CORP.

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                         Name: Warren G. Lichtenstein
                                         Title: President

                                  EXHIBIT INDEX

     (a)(1)(i)      Offer to Purchase dated June 22, 2006.*

     (a)(1)(ii)     Form of Letter of Transmittal.*

     (a)(1)(iii)    Form of Notice of Guaranteed Delivery.*

     (a)(1)(iv)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.*

     (a)(1)(v)      Form of Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*

     (a)(1)(vi)     Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.*

     (a)(1)(vii)    Form of summary advertisement, dated June 22, 2006.*

     (a)(5)(i)      Text of press release issued by Parent, dated June 15,
                    2006.*

     (a)(5)(ii)     Text of press release issued by Parent, dated June 22,
                    2006.*

     (a)(5)(iii)    Text of press release issued by Parent, dated June 26,
                    2006.*

     (a)(5)(iv)     Text of press  release  issued  by  Parent,  dated  July 21,
                    2006.*

     (a)(5)(v)      Text of press  release  issued by Parent,  dated  August 10,
                    2006.*

     (a)(5)(vi)     Text of press release issued by Parent,  dated September 11,
                    2006.*

     (a)(5)(vii)    Text of press release issued by Parent,  dated September 29,
                    2006.*

     (a)(5)(viii)   Text of press  release  issued by Parent,  dated October 27,
                    2006.

     (b)            Not applicable.

     (c)            Not applicable.

     (d)            Joint Filing Agreement by and among Steel Partners II, L.P.,
                    Steel Partners, L.L.C. and Warren G. Lichtenstein dated
                    September 8, 2004.*

     (e)            Not applicable.

     (f)            Not applicable.

     (g)            Not applicable.

     (h)            Not applicable.

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* Previously filed